Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Pre-tax income (loss) from continuing operations before income or loss from equity investees $	29.9	$(126.2)	$(57.1)	$23.1	$96.5	$39.7	$5.9

Fixed charges:
Interest expense	109.9	72.9	75.2	80.1	86.4	19.3	28.4
Rentals, primarily buildings	10.0	8.4	8.5	10.2	10.9	2.7	2.7

Total fixed charges	119.9	81.3	83.7	90.3	97.3	22.0	31.1
Pre-tax income (loss) from continuing operations before income or loss from equity investees plus fixed charges	$149.8	$(44.9)	$26.6	$113.4	$193.8	$61.7	$37.0

Ratio of earnings to fixed charges (1)	1.2	—	—	1.3	2.0	2.8	1.2

Earnings deficiency		$126.2	$57.1

(1)	The Company accounts for interest and penalties related to uncertain tax positions as part of income tax expense, and therefore, these charges are not included as a component of interest expense within fixed charges.